This **OPERATING AGREEMENT** ("**Agreement**") dated as of March 9, 2018 is by and between DMoss Productions LLC on the one hand, and the persons or entities (collectively "**Investing Members**") executing the signature section of this Agreement as contained in each such party's <u>Schedule A</u>, which schedule is annexed hereto and made a part hereof, on the other hand. For the purposes of this Agreement, "**Members**" shall mean the Managers and all of the Investing Members.

1.   <u>Formation and Purpose of Company</u>.

      1.1   The Managers have formed a limited liability company called TENNESSEE WHISKEY THE MUSICAL DEVELOPMENT LIMITED LIABILITY COMPANY (the "**Company**") to provide development funds for a musical stage play with a book written by Dewey Moss and utilizing songs composed by Dean Dillon (with others) entitled "TENNESSEE WHISKEY THE MUSICAL" (the "**Play**") based on the documentary motion picture entitled "Tennessee Whiskey: The Dean Dillon Story" directed and produced by Cole Claassen (Dillon and Claassen together shall be known as the "**Underlying Rights Holders**.") In connection with the formation of the Company, the Managers have filed Articles of Organization for the Company in the State of New York on January 26, 2018 (the "**Date of Organization**").

      1.2   The Company will use any funds raised pursuant to this Agreement to enhance developmental productions and pay developmental expenses collectively ("**Developmental Expenses**") that may be required in order to develop a commercial production of the Play, as determined in by Managers in their reasonable business judgment including, without limitation, creative, general management, production counsel and accounting fees, and additional readings and work sessions.

      1.3   The term of the Company will commence on the Date of Organization and shall terminate on December 31, 2067 or upon the transfer of all assets hereunder to a Commercial Production Company (as defined in Paragraph **5.1** below). The Company may also terminate at such earlier time as determined by the Managers in their sole discretion.

2.   <u>Name and Address</u>. The Company will be conducted under the name "Tennessee Whiskey The Musical Development Limited Liability Company." The address of the Company shall be 687 W. 204th Street, #5A, New York, NY 10034. The Managers may change the address of the Company on written notice to the Investing Members.

3.   <u>Capitalization of the Company</u>.

      3.1   The Company shall have a capitalization of not less than One Hundred Thousand Dollars ($100,000) and not more than of One Million Dollars US ($1,000,000USD) (the "**Capitalization of the Company**").

      3.2   Each Investing Member's capital contribution to the Company (each a "**LLC Contribution**") shall be as set forth on the <u>Schedule A</u> executed by such Investing Member. Each Investing Member shall make his/her/its LLC Contribution by check or by wire transfer payable to the Company. For tax purposes, allocations of profits and losses of the Company, if any, shall be made in accordance with the relative LLC Contributions of the Members.

4. Developmental Productions. In consideration of the Managers acquiring all live stage rights in the Play, the Managers shall have the right to finance and produce multiple developmental productions and a commercial production (the "**Commercial Production**") of the Play. **It is not intended that the Company will receive any share of profits from any developmental activities hereunder. In the unlikely event the Managers negotiate in their enhancement agreements with any developmental theaters producing a production of the Play a share of any revenue of such production, one hundred percent (100%) of such revenue shall be used for Developmental Expenses or, in Managers' discretion, such revenue shall be allocated toward the Commercial Production and shall operate to reduce capital requirements of the Commercial Production Company (as defined below).**

5. Commercial Production Plans.

5.1   Each Investing Member, by his/her/its signature hereto, expressly agrees that in the event the Managers, in the exercise of their discretion, determine to proceed with their current plan to present a Commercial Production subsequent to development of the Play, then the Managers currently intend to form another limited liability company, or alternatively a limited partnership (hereafter referred to as the "**Commercial Production Company**") for such purpose. The contemplated investment agreement of the Commercial Production Company (the "**Commercial Investment Agreement**") will be in substantially the form customarily used for commercial theater productions, but with such changes, additions and deletions as the managing members or general partners of such Commercial Production Company shall deem appropriate in their reasonable business judgment. Investors thereof will share *pro rata* in fifty (50%) percent of the adjusted net profits ("**ANP**"). It is currently anticipated that Underlying Rights Holders will receive ten percent (10%) of ANP and the managing members or general partners thereof will receive the remaining forty (40%) percent of the ANP of the Commercial Production Company. Notwithstanding the foregoing, Managers cannot set forth with specificity plans for the Commercial Production, if any, and the Investors agree and acknowledge that Managers, in their sole discretion, may elect to pursue non-traditional financing or production arrangements for the Musical.

5.2   If the Managers produce the Commercial Production, then the capitalization of the Commercial Production Company (the "**Commercial Capitalization**") shall include, without limitation, a sum equal to the Capitalization of the Company. In such circumstance, contributions of the Investing Members toward the Capitalization of the Company shall be "rolled over" into, and deemed part of, the capitalization of the Commercial Production Company subject to Paragraph **5.4.3** below. By way of example, if (i) there are Developmental Expenses of $1,500,000, and (ii) the Commercial Capitalization is $10,000,000, then the $1,500,000 Capitalization of the Company will be deemed part of the $10,000,000 Commercial Capitalization amount, and the additional required capitalization amount for the Commercial Production will be $8,500,000. For purposes hereof, "**Additional Capitalization**" shall mean an amount equal to the Commercial Capitalization less an amount equal to the Capitalization of the Company. If the Managers instead license production rights, a license fee and royalty shall be paid to the Company or the Commercial Production Company, as applicable.

5.3   If the Managers commence the offering of investment interests in the Commercial Production Company, then the Managers will at such time notify each Investing Member of this Company of that fact and will provide each Investing Member with an offering detailing information about the Commercial Production Company, the budget and any other relevant information about the Commercial Production then known to the Managers.

5.4   In the event the Managers commence the offering of investment interests in the Commercial Production Company, it is specifically understood that each Investing Member's LLC Contribution shall be deemed an investment in the Commercial Production Company, subject to Paragraph **5.4.1** below, and each Investing Member agrees to execute the Commercial Investment Agreement of the Commercial Production Company as an investing member or limited partner (whichever is applicable), indicating an investment of an amount equal to such Investing Member's LLC Contribution. Each Investing Member specifically further agrees to execute the signature page of such Commercial Investment Agreement that provides that such Investing Member has authorized the use by the Managers of his/her/its deemed contribution prior to the full capitalization of the Commercial Production Company and has waived the right of refund.

5.4.1 Each Investing Member shall be entitled to receive for his/her/its investment of such Investing Member's LLC Contribution in the Commercial Production Company an amount equal to such Investing Member's *pro rata* share of that portion of the adjusted net profits ("**ANP**") of the Commercial Production Company that is payable to the investors thereof pursuant to the Commercial Investment Agreement. Such *pro rata* share is hereinafter sometimes referred to as the "**Investor Share**." The provisions for payment to each Investing Member of the Investor Share of ANP of the Commercial Production Company shall be calculated, defined, payable and returnable as shall be set forth in the Commercial Investment Agreement.

5.5.   In further consideration of each Investing Member's LLC Contribution in the Company, each Investing Member shall be entitled, at his/her/its election within twenty (20) days following such Investing Member's receipt of the Commercial Investment Agreement, to contribute (and/or cause to be contributed from third-party accredited investors, the number of which to be determined by Managers in their sole discretion) an additional sum of up to a maximum amount equal to such Investing Member's *pro rata* share (as such Investing Member's LLC Contribution bears to the Capitalization of the Company) of the Additional Capitalization of the Commercial Production Company on the terms set forth in the Commercial Investment Agreement. The additional sum actually contributed or caused to be contributed by each such Investing Member is hereafter referred to as the "**Investing Member's Additional Contribution**." The terms for each Investing Member's Additional Contribution shall be no less favorable than for any other party investing (and/or causing to be invested) the same amount or less, excluding only the Managers (with respect to their respective Investing Member's LLC

Contribution), other front money investors, managing members, co-producers providing a unique service or benefit (e.g., a celebrity co-producer or theater owner), or general partners of the Commercial Production Company.

        5.6. Notwithstanding anything to the contrary contained in this Paragraph **5**, there is no guarantee that the Managers will elect to produce the Commercial Production subsequent to the Developmental Productions, which election the Managers may make in their sole discretion.

        6.   <u>Manager</u>.

        6.1   Each of the Members hereby authorizes the Managers to manage all of the business and affairs of the Company and to make all decisions related to the Company. In that connection, but solely in furtherance of the purposes of the Company, the Managers are authorized to (i) negotiate and execute any contracts, conveyances, documents or other instruments which the Managers consider necessary or appropriate for carrying out of the purposes of the Company; (ii) control any matters affecting the rights and obligations of the Company, including the selection and employment of general managers, attorneys and accountants to advise and represent the Company and the incurring of legal and accounting expense and/or other professional expenses; and (iii) enter into any kind of activity and perform and carry out contracts of any kind necessary to or in connection with or incidental to the accomplishment of the purposes of the Company, so long as said activities and agreements may be lawfully carried on or performed by a limited liability company.

        6.2   Notwithstanding any provision of this Agreement, the Managers shall have no authority to perform any act in violation of any applicable law or regulations or to act on behalf of the Company in a manner which would submit any Investing Member to personal liability for liabilities of the Company. Except as expressly set forth herein, the Managers shall have exclusive control over the affairs of the Company. The Managers shall be entitled to indemnity from the Company for any act performed by it within the scope of authority conferred in this Agreement; provided that the Managers have acted in good faith and in a manner that the Managers reasonably believe to be in the best interests of the Company and the Members, and that it has no reasonable grounds to believe that its conduct is unlawful.

        6.3   Anything herein to the contrary notwithstanding, the parties hereto agree that the obligations and liabilities of each Investing Member shall be limited to the obligation to invest the amount of the LLC Contribution as shown on the applicable signature page of this Agreement executed by such Investing Member.

        6.4   The Managers, if they so elect, shall be reimbursed for all reasonable out-of-pocket expenses actually incurred on behalf of the Company. To the extent, if any, that the Managers does not elect to be reimbursed for all such monies expended by them, the Managers, each for their own expenses, may elect to have the aggregate of such unreimbursed sums deemed capital contributions to the Company by the Managers as an Investing Member.

6.5   The Managers (and/or the Managers' principals and/or affiliates) may now or hereafter engage in businesses which provide goods and/or services to the Company and/or Commercial Production Company which otherwise would be provided by unrelated third parties. By executing this Agreement, each Investing Member consents to any and all agreements pursuant to which the Managers (and/or the Managers' principals and/or affiliates) may provide goods and/or services to the Company and/or Commercial Production Company, provided that all such agreements shall be on commercially reasonable terms.

7.   Investing Members. Each Investing Member represents and warrants to, and agrees with, the Managers and the Company, with full knowledge that each of them intends to rely hereon, that he/she/it:

7.1   Has been furnished with all additional documents and information which he/she/it has requested with respect to the Company and the Play;

7.2   Has had the opportunity to ask questions of and receive answers from the Managers concerning the Company and the Play and to obtain any additional information necessary to verify the accuracy of the information furnished;

7.3   Recognizes and fully understands that his/her/its interests in the Company are speculative investments which involve a high degree of risk of loss and that a purchase of such interests may well lose all or a substantial part of his/her/its investment;

7.4   Recognizes and fully understands that in the event that the Managers do not elect to produce the Commercial Production subsequent to the Developmental Productions, it is anticipated that no income will accrue to the Company and/or the Members. Consequently, in the event the Commercial Production Company is not capitalized, the Investing Members may not receive any return of their capital contributions from the Company, and that the Investing Members may well lose all or a substantial part of their aggregate investment;

7.5   Has such knowledge and experience in financial business and theatrical matters as are necessary to evaluate the merits and risks of investing in theatrical productions, or has sought the advice of persons who have such knowledge and experience;

7.6   Is investing hereunder without the benefit of any offering literature or prospectus and without relying on any representations made by any party other than those contained in this Agreement;

7.7   Understands and acknowledges that his/her/its interest hereunder, and the financial interest which the Investing Member may be entitled to receive pursuant to this Agreement will, if acquired by the Investing Member, be acquired solely for his/her/its own account, for investment purposes and not with a view to the resale or distribution thereof;

7.8   Understands and acknowledges that no federal, state or other government authority has made any finding on or relating to the merits of his/her/its investment hereunder and the Investing Member waives his/her/its right to receive the benefits of any offering circular that might otherwise be required by the United States Securities and Exchange Commission and/or any state Attorney General and/or any other regulatory body;

        7.9   Assumes liability limited to his/her/its capital contribution to the Company;

        7.10   Acknowledges that the Investing Member is an individual or entity that satisfies the requirements for an Accredited Investor, as defined in Rule 501 promulgated under the Securities Act of 1933;

        7.11   Is aware that offering literature has not been filed with the Securities and Exchange Commission or the securities office of any state; and

        7.12   Understands and acknowledges that except as herein specifically set forth, the Investing Member shall not have any rights with respect to the Play by reason of the Investing Member's making his/her/its capital contribution to the Company.

        8.   <u>Private Transaction</u>. Each of the Members hereto acknowledges that each Member's agreement as reflected in this Agreement constitutes a private transaction, and that no steps have been taken to qualify the Company with any state or federal securities administrators or regulatory authorities pursuant to the provisions of any state or federal statute or any regulations adopted pursuant thereto. Each Member expressly waives any and all rights that such Member might otherwise have were the Company to have been formed by any other methodology or pursuant to the provisions of any such statutes and/or regulations.

        9.   <u>Tax Matters Partner</u>. The Investing Members hereby authorize Dewey Moss to serve as the Tax Matters Partner of the Company (as such term is defined under the Internal Revenue Code of 1986 [the "**Code**"] as amended), and each of said Members does hereby agrees that any action taken by the Tax Matters Partner in connection with audits of the Company under the Code will be binding upon the Investing Members. Each of the Investing Members further agrees that he/she/it will not treat any Company item inconsistently on his/her/its individual income tax return with the treatment of the item on the Company's return, and that he/she/it will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Tax Matters Partner, which authorization may be withheld within the complete discretion of the Tax Matters Partner ("**Net Tax Loss**").

        If the Managers do not elect to produce the Commercial Production subsequent to the Developmental Productions, net tax losses will be allocated *pari passu* amongst the Investing Member interests based on the capital contributed by each Investing Member up to the amount contributed.

        10.   <u>No Tax Advice</u>. Nothing contained herein shall be deemed tax advice to any Investing Member or prospective investor in the Company on any matter with respect to his investment in the Company, including without limitation, the degree to which the Tax Reform

Act of 1986, which is applicable to the Company, may limit the extent to which any Investing Member shall be able to effectively take advantage of such Investing Member's share of any Net Tax Losses of the Company. The Company has not obtained and will not seek to obtain a ruling from the Internal Revenue Service or an opinion of counsel as to its status as a limited liability company for federal income tax purposes or as to any other issue. No representation is being made as to the aggregate net worth of any person constituting either of the Managers. There can be no assurance that the distributive shares of loss, deduction or credit allocated by the Company to the Members thereof will not be challenged by the Internal Revenue Service as to their appropriateness, amount or timing. EACH PROSPECTIVE INVESTING MEMBER IN THE COMPANY SHOULD CONSULT HIS/HER/ITS OWN TAX ADVISORS IN ORDER TO FULLY EVALUATE THE TAX CONSEQUENCES OF INVESTMENT IN THE COMPANY.

11. <u>Arbitration</u>. All disputes or disagreements under this Agreement shall, if not mutually resolved, be submitted to arbitration in New York City before a single arbitrator under the rules of the American Arbitration Association. Any award rendered shall be final and conclusive upon the parties and a judgment thereunder may be entered in any court, state or federal of competent jurisdiction.

12. <u>Ratification</u>. Each person who becomes a Member in the Company after the execution and delivery of his <u>Schedule A</u>, and execution by the Managers, shall, by becoming a Member, be deemed thereby to ratify and agree to all prior actions taken by the Company and the Managers.

13. <u>Additional Documents</u>. Each of the Members shall from time to time, at the request of the Managers, execute, acknowledge and deliver to the Managers any and all further instruments which may be reasonably required to give full force and effect to the provisions of this Agreement.

14. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall together constitute one instrument. Facsimile and/or electronically scanned copies of signatures shall be valid and binding.

15. <u>Miscellaneous</u>. This Agreement shall be binding and shall inure to the benefit of the Members, their respective successors and permitted assigns. All terms and words used in this Agreement, regardless of the tense or gender in which they are used, shall be deemed to include each other tense and gender unless the context requires otherwise. The failure of any party to insist upon strict performance of any of the provisions of this Agreement shall not be construed as a waiver of any subsequent default of the same or similar nature. The validity, construction, interpretation and effect of this Agreement shall be determined by and in accordance with the law of the state of New York applicable to agreements wholly negotiated and to be performed in such state.

IN WITNESS WHEREOF, the parties hereto have executed and acknowledged this Agreement effective as of the date of the filing of the Certificate.

**TENNESSEE WHISKEY THE MUSICAL DEVELOPMENT
LIMITED LIABILITY COMPANY:**

By: DMoss Productions, LLC
A Managing Member

By: _____
Dewey Moss, Managing Member

[INVESTING MEMBERS EXECUTE ATTACHED <u>*SCHEDULE A*</u> *- THIS AGREEMENT SHALL NOT BE DEEMED BINDING AND FULLY EXECUTED UNTIL THE MANAGERS ACCEPT THE INVESTING MEMBER'S SUBSCRIPTION BY COUNTERSIGNING THE ATTACHED* <u>*SCHEDULE A*</u> *ON PAGE 11]*

Schedule A

DMoss Productions, LLC (the "**Manager**") and the undersigned investing member (the "**Investing Member**") hereby agree as follows:

A.   Reference is here in made to the Investing Membership Agreement of *Tennessee Whiskey the Musical Development Limited Liability Company* (the "**Signature Page**"), to which this instrument is attached thereto as Schedule **A** with respect to contributions of Investing Member, and whose provisions are deemed incorporated by reference as if such provisions were fully set forth herein. Capitalized terms used in this instrument are used in accordance with their definitions in the Agreement unless otherwise defined herein.

B.   Upon the full execution of this instrument by Investing Member and the Managers, and upon delivery by Investing Member of his/her/its $_____ contribution to the Company, Investing Member shall become an Investing Member in the Company and be bound by the Agreement.

C.   Investing Member hereby authorizes the use of his/her/its cash contribution prior to the full capitalization of the Company for the purposes of the Company and waives the right of refund.

D.   This Schedule **A** may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall together constitute one instrument. Facsimile and/or PDF copies of signatures shall be valid and binding.

By signing on the subsequent page, Investing Member hereby acknowledges that he/she/it has received and read a copy of the Agreement and that he/she/it agrees to the terms of the Agreement and this Schedule **A**.

Investing Member   Date   Social Security or Federal I.D. Number

Mailing Address: _____
                                                         (Street Address)

                                                         _____
                                                         (City)   (State)   (Zip Code)

                                                         _____
                                                         (Print title of authorized signatory for entity)

                                                         State/Date of Incorporation   State/Date of Formation
                                                         (Corp. only)   (other type of Entity)

                                                         Phone:_____E-Mail:_____

Investment ACCEPTED by Managers subject to all of the rights and obligations of the Agreement and this <u>Schedule **A**</u>.

TENNESSEE WHISKEY THE MUSICAL DEVELOPMENT
 LIMITED LIABILITY COMPANY:

By: **DMoss Productions, LLC**
          A Managing Member

By: _____
          Dewey Moss, Managing Member

AFFIRMATION OF STATUS AS AN ACCREDITED INVESTOR (PER PARAGRAPH **7.10**)

I am an Accredited Investor as defined in Regulation D under the Act, because I meet each of the standards I have initialed below (initial all which apply):

[ ] I am a natural person whose individual net worth, or joint net worth with my spouse, exclusive of my principal residence, exceeds $1,000,000.

[ ] I am a natural person who had an individual income in excess of $200,000 (or joint income together with my spouse in excess of $300,000) in each of the two most recent years and who reasonably expects an income in excess of such figures in the current year.

[ ] I am a director, executive officer, or general partner of the Company or a director, executive officer or general partner of a managing member of the Company.

[ ] I am an entity in which all of the equity owners are Accredited Investors.

[ ] I am an organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust with total assets in excess of $5,000,000 not formed for the specific purpose of investing in the Company.

[ ] I am an accredited investor because I meet the following qualifications (describe):
_____
_____

Investing Member:

Signed:_____
Print Name: _____
Date:_____
Address: _____

_____